PRICING SUPPLEMENT 518AB
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated October 28, 2008

# Return Optimization Securities with Partial Protection

## Linked to the MSCI EAFE Index®



Optimization

## Enhanced Return Strategies for Moderate–Return Environments

**Deutsche Bank AG**

**$1,110,200 Return Optimization Securities with Partial Protection linked to the MSCI EAFE Index® due on April 30, 2010**

### Investment Description

Return Optimization Securities ("**ROS**") are securities issued by Deutsche Bank AG with returns linked to the performance of an index. ROS are designed to enhance index returns in a moderate-return environment—meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your initial investment plus two (2) times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive principal protection for the first 10% decline in the Index. Investing in ROS is subject to significant risks, including potential loss of up to 90% of your initial investment, limited appreciation at maturity and Deutsche Bank AG's credit risk. **The partial principal protection feature applies only if you hold the ROS to maturity. Any payment on the ROS, including the partial principal protection feature, is subject to the creditworthiness of the Issuer.**

### Features

❑   Potential to enhance returns in a moderate return environment

❑   2x leverage up to the Maximum Gain on the ROS

❑   1 for 1 exposure to any negative performance of the MSCI EAFE Index® below -10%

❑   At maturity, investors will receive a cash payment equal to at least 10% of their initial investment

❑   Partial principal protection only applies if the ROS are held to maturity, and is subject to the creditworthiness of the Issuer.

### Key Dates

| | |
|---|---|
| Trade Date | October 28, 2008 |
| Settlement Date | October 31, 2008 |
| Final Valuation Date[1] | April 26, 2010 |
| Maturity Date[2] | April 30, 2010 |
| CUSIP | 25154K 15 5 |
| ISIN | US25154K1557 |

[1] Subject to postponement and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
[2] In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the third business day after the Final Valuation date as postponed.

### Security Offerings

We are offering Return Optimization Securities with Partial Protection linked to the performance of the MSCI EAFE Index® (the "**Index**"). If the Index Return is positive over the term of the ROS, at maturity investors will receive their initial investment plus a return equal to 2x the Index Return, up to the Maximum Gain. If the Index Return is negative over the term of the ROS, at maturity investors will receive protection for the first 10% decline in the Index and lose 1% of the face amount per ROS for each 1% the Index Return is below -10%.

**See "Additional Terms Specific to the ROS" in this pricing supplement. The ROS will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, Underlying Supplement No. 7 dated July 23, 2008, product supplement AB dated July 9, 2008 and this pricing supplement. See "Key Risks" on page 4 of this pricing supplement and "Risk Factors" beginning on page 8 in the accompanying product supplement AB for risks related to investing in the ROS.**

**Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 and product supplement AB dated July 9, 2008) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the ROS offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.**

**You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of the ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.**

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of ROS or passed upon the accuracy or the adequacy of this pricing supplement, the underlying supplement the accompanying prospectus, the prospectus supplement and product supplement AB. Any representation to the contrary is a criminal offense. ROS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.*

| Offering of Securities | Price to Public | Discounts and Commissions[1] | Proceeds to Us |
|---|---|---|---|
| **Return Optimization Securities with Partial Protection linked to the MSCI EAFE Index®** | | | |
| Per ROS | $10.00 | $0.175 | $9.825 |
| Total | $1,110,200.00 | $19,428.50 | $1,090,771.50 |

(1) For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution" on the last page of this pricing supplement.

**CALCULATION OF REGISTRATION FEE**

| *Title of Each Class of Securities Offered* | **Maximum Aggregate Offering Price** | **Amount of Registration Fee** |
|---|---|---|
| Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,110,200.00 | $43.63 |

**UBS Financial Services Inc.**                                                                                          **Deutsche Bank Securities**

## Additional Terms Specific to the ROS

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the ROS are a part, and the more detailed information contained in underlying supplement No. 7 dated July 23, 2008 and product supplement AB dated July 9, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 7 dated July 23, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508156402/d424b21.pdf
- Product supplement AB dated July 9, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508148826/d424b21.pdf
- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

*References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "ROS" refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.*

## Investor Suitability

**The ROS may be suitable for you if:**

- You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed half of the Maximum Gain at maturity.
- You are willing to risk losing up to 90% of your initial investment.
- You are willing to forgo dividends paid on the stocks included in the Index or any distributions paid by the Index.
- You do not seek current income from this investment.
- You are willing and able to hold the ROS to maturity.
- You are willing to invest in securities for which there may be little or no secondary market.
- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the ROS.

**The ROS may not be suitable for you if:**

- You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than half of the Maximum Gain at maturity.
- You are unwilling to make an investment that is exposed to the downside performance risk of the Index beyond the Protection Percentage of 10% of your initial investment.
- You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.
- You prefer to receive the dividends paid on any stocks included in the Index or any distributions paid by the Index.
- You seek current income from this investment.
- You are unable or unwilling to hold the ROS to maturity.
- You seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the ROS.

## Final Terms

| | |
|---|---|
| Issuer | Deutsche Bank AG, London Branch |
| Issue Price | $10.00 per ROS |
| Term | 18 months |
| Protection Percentage | 10% |
| Multiplier | 2 |
| Maximum Gain | 26.40% |
| Payment at Maturity (per $10.00) | **If the Index Return is positive,** you will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Index Return *multiplied* by 2, subject to the Maximum Gain. Your final payment per $10.00 ROS face amount will be equal to the *lesser* of:<br><br>$10.00 + ($10.00 x Index Return x Multiplier); and<br>$10.00 + ($10.00 x Maximum Gain)<br><br>**If the Index Return is zero or negative and the decline from the Index Starting Level to the Index Ending Level is equal to or less than the Protection Percentage,** you will receive a cash payment of $10.00.<br><br>**If the Index Return is negative and the decline from the Index Starting Level to Index Ending Level is greater than the Protection Percentage,** you will receive:<br><br>$10.00 + [$10.00 x (Index Return + Protection Percentage)] |
| Index Return | $$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$ |
| Index Starting Level | 1,110.16, the closing level of the Index on the Trade Date. |
| Index Ending Level | The closing level of the Index on the Final Valuation Date. |

**The performance of ROS will depend on the performance of the Index.**

## Determining Payment at Maturity Per $10.00 ROS

| | |
|---|---|
| **Determine the Index Return** | The percentage change from the Index Starting Level to the Index Ending Level |
| **Is the Index Return Positive?** Yes → | You will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Index Return *multiplied* by 2, subject to the Maximum Gain. Your final payment per $10.00 ROS face amount will be equal to the *lesser* of:<br>**$10.00 + ($10.00 x Index Return x Multiplier); and $10.00 + ($10.00 x Maximum Gain)** |
| No ↓ | |
| **Is the Index Return zero or negative and the decline from the Index Starting Level to the Index Ending Level equal to or less than the Protection Percentage?** Yes → | You will receive a cash payment of $10.00 |
| No ↓ | |
| **Is the Index Return negative and the decline from the Index Starting Level to the Index Ending Level greater than the Protection Percentage?** Yes → | You will receive:<br>**$10.00 + [$10.00 x (Index Return + Protection Percentage)]** |

***In this scenario, you could lose up to $9.00 per ROS depending on how much the Index declines.***

## What are the Tax Consequences of the ROS?

You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the ROS are uncertain, we believe the ROS should be treated as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your ROS, other than pursuant to a sale or exchange, and your gain or loss on the ROS should be long-term capital gain or loss if you hold the ROS for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the ROS, the timing and/or character of income on the ROS might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the ROS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

**Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the ROS (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.**

## Key Risks

An investment in this ROS offering involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the "Risk Factors" section of the accompanying product supplement AB. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS offered hereby.

- **You may lose up to 90% of your initial investment** – The ROS do not guarantee any return of your initial investment in excess of $1.00 per $10.00 ROS face amount. If the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage, for every 1% decline in the Index beyond the Protection Percentage, you will lose 1% of your initial investment. The partial protection feature only applies if you hold the ROS to maturity.

- **No assurances of moderate-return environment** – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

- **Maximum return** – Your appreciation potential is limited to the Maximum Gain even if the Index Return is greater than the Maximum Gain.

- **Credit of the Issuer** – The ROS are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any principal protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the ROS and in the event Deutsche Bank AG were to default on its obligations you may not receive the principal protection or any other amount owed to you under the terms of the ROS.

- **No periodic coupon payments, dividend payments or voting rights** – As a holder of ROS, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

- **ROS not the same as the Index** – Owning the ROS is not the same as owning the stocks composing the Index or a security directly linked to the uncapped performance of the Index.

- **Limited liquidity** – The ROS offered hereby will not be listed and there will not be an active secondary trading market.

- **Price prior to maturity** – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

- **Impact of fees on secondary market prices** – Generally, the price of the ROS in the secondary market is likely to be lower than $10.00 per ROS on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

- **The notes are subject to currency exchange risk** – Because the closing prices of the component stocks underlying the Index are converted into U.S. dollars for purposes of calculating the value of the Index, you will be exposed to currency exchange rate risk with respect to each of the currencies in which the component stocks trade. The return on an index composed of the component stocks underlying the Index where the closing price is not converted into U.S. dollars can be significantly different from the return on the Index. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weights of the component stocks in the Index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the component stocks underlying the Index trade will result in an increase in the value of the Index. Conversely, if the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected. Fluctuations in currency exchange rates can have a continuing impact on the value of the Index and may significantly decrease the value of your Notes.

- **Non-U.S. securities markets risk** – The stocks included in the index that is generally tracked by the Index have been issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the ROS linked to this Index.

- **Potential Deutsche Bank AG impact on price** – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the market value of the offering of ROS.

- **Potential conflict of interest** – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG** – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the ROS.

- **The U.S. Federal Income Tax Consequences of an Investment in a Security Are Unclear** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the ROS are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the ROS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the ROS, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above, on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the ROS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences" and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

## Scenario Analysis and Examples at Maturity

The following scenario analysis and examples use a Maximum Gain of 26.40% and a range of performance for the MSCI EAFE Index® from +40% to -40%.



**Example 1** – On the Final Valuation Date, the MSCI EAFE Index® closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and the payment at maturity per $10.00 ROS will be calculated as follows: $10.00 + ($10.00 x (2 x 3%)) = $10.00 + $0.60 = $10.60.

**Example 2** – On the Final Valuation Date, the MSCI EAFE Index® closes 20% above the Index Starting Level. Since two times the Index Return of 20% is more than the Maximum Gain of 26.40%, you will receive the Maximum Gain of 26.40%, or $12.64 per $10.00 ROS.

**Example 3** – On the Final Valuation Date, the MSCI EAFE Index® closes 3% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is less than the Protection Percentage, you will receive a cash payment of $10.00 per $10.00 ROS.

**Example 4** – On the Final Valuation Date, the MSCI EAFE Index® closes 20% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive a cash payment of $9.00 per $10.00 ROS, calculated as follows: $10.00 + [$10.00 x (-20% + 10%)].

## The MSCI EAFE Index®

The MSCI EAFE Index® is intended to provide performance benchmarks for 21 developed equity markets in Europe, Australasia and the Far East, namely those of Australia, New Zealand, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. As discussed more fully in underlying supplement No. 7 under the heading "The MSCI EAFE Index®," the performance of the MSCI EAFE Index® is a free float weighted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the 21 selected countries (the "component country indices"). Each component country index is a sampling of equity securities across industry groups in such country's equity markets. MSCI aims to include in its international indices 85% of the free float-adjusted market capitalization in each industry group, within each country.

You can obtain the level of the MSCI EAFE Index® at any from the Bloomberg Financial Markets page "MXEA <Index> <GO>" or from the MSCI website at www.mscibarra.com.

*The graph below illustrates the performance of the MSCI EAFE Index® from August 27, 2003 to October 28, 2008. The historical levels of the MSCI EAFE Index® should not be taken as an indication of future performance.*



Source – Bloomberg L.P.

The closing level of the MSCI EAFE Index® on October 28, 2008 was 1,110.16.

**The information on the MSCI EAFE Index® provided in this pricing supplement should be read together with the discussion under the heading "The MSCI EAFE Index®" in underlying supplement No. 7. Information contained in the MSCI website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.**

## Supplemental Plan of Distribution

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.175 per $10.00 ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. See "Underwriting" in the accompanying product supplement.